UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

Unit 504, Building 3 Studio City

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Lytus Technologies Holdings PTV. Ltd. announces 1-for-2,500 Reverse Stock Split

Lytus Technologies Holdings PTV. Ltd. (the “Company”) today announced that it intends to effect a reverse stock split of its outstanding common shares, par value $0.01 per share (the “common shares”), at a ratio of 1-for-2,500 (the “Reverse Stock Split”), such that each two thousand five hundred (2,500) common shares currently outstanding will be combined into one (1) common share. Shareholders otherwise entitled to receive a fractional common share as a result of the Reverse Stock Split will receive a whole common share in lieu of such factional share. On September 24, 2025, the Company’s board of directors approved the Reverse Stock Split and its implementation at a later date. In connection with the Reverse Stock Split, a vote of the shareholders of the Company was not required and as such, no shareholder vote or meeting of shareholders was held.

The Company intends for the Reverse Stock Split to become effective and to begin trading on a split-adjusted basis on the OTCQB tier market operated by the OTC Markets Group, Inc. at the open of trading on September 26, 2025, under the existing trading symbol “LYTHF”. The new CUSIP number for the common shares following the Reverse Stock Split will be G5851A141.

The Company is effecting the Reverse Stock Split in order to increase the per-share market price of the common shares in an effort to, among other things, satisfy certain NYSE American minimum bid price requirements for initial listing. There is no guarantee the Company will meet such minimum bid price requirement for the initial listing of its common shares, or any other NYSE American initial listing requirement, or that, if the common shares are approved for listing on NYSE American or any other national securities exchange, that the Company will be able to continue to comply with all applicable continued listing requirements.

The Reverse Stock Split will not have any impact on the number of authorized common shares, which will remain at 5,000,000,000, or the per share par value, which will remain at $0.01 per share. As a result of the Reverse Stock Split, the Company’s outstanding common shares will be reduced from 4,944,997,491 to approximately 1,978,039. Each outstanding convertible security of the Company convertible into pre-Reverse Stock Split common shares that is not converted into common shares or cancelled prior to the effective date of the implementation of the Reverse Stock Split will be adjusted pursuant to the terms of the applicable instrument or plan governing such Company security on the same Reverse Stock Split ratio described above, and each holder of such pre-Reverse Stock Split securities will become entitled to receive post-Reverse Stock Split common shares pursuant to such adjusted terms.

Shareholders holding certificated shares will receive information from VStock Transfer LLC regarding the process for exchanging their stock certificates. Shareholders who hold their common shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

On September 25, 2025, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K and Exhibit 99.1 attached hereto contains, and may implicate, forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions, including, without limitation, those related to the anticipated Reverse Stock Split and the Company’s plans to uplist its common shares on NYSE American or another national exchange, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not historical facts and are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict, many of which are beyond the Company’s control, including, without limitation, risks related to the Company’s ability to effect the Reverse Stock Split and uplist its common stock on NYSE American or another national exchange, and other risks that may be included in the periodic reports and other filings that the Company files or furnishes from time to time with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F, particularly under the heading “Risk Factors”. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report on Form 6-K, except as required by applicable law.

Exhibit No.	Description of Exhibit
99.1	Press release, dated September 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025

Lytus Technologies Holdings PTV. Ltd.

	By:	/s/ Dharmesh Pandya
		Name:	Dharmesh Pandya
		Title:	Chief Executive Officer

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